Exhibit 12.1

CORNING INCORPORATED AND SUBSIDIARY COMPANIES

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS

(In millions, except ratios)

	30-Sep 2018	31-Dec 2017	31-Dec 2016	31-Dec 2015	31-Dec 2014	31-Dec 2013
Income before income taxes	1,157	1,657	3,692	1,486	3,568	2,473
Adjustments:
Equity earnings of equity affiliates	(102)	(361)	(284)	(299)	(266)	(547)
Distributed income of equity affiliates (1)	106	201	85	143	1,704	629
Net Income attributable to noncontrolling interest	17	18	10	10	3	0
Amortization of capitalized interest	0	0	0	0	0
Fixed charges net of capitalized interest	177	199	195	171	159	148

Income (loss) from continuing operations before taxes and fixed charges as adjusted	1,355	1,714	3,698	1,511	5,168	2,703

Fixed charges:
Interest expense included in income (loss)	174	187	179	172	160	153
Portion of rent expense which represents interest factor (2)	38	44	35	31	36	28
Amortization of debt costs	3	4	4	3	3	2

Total fixed charges	215	235	218	206	199	183
Capitalized interest	(38)	(36)	(23)	(35)	(40)	(35)

Total fixed charges net of capitalized interest	177	199	195	171	159	148

Total fixed charges	215	235	218	206	199	183

Preferred stock dividends grossed up to a pre-tax basis	94	156	98	109	136	—

Combined fixed charges and preferred stock dividends	309	391	316	315	335	183

Ratio of earnings to fixed charges	6.3x	7.3x	17.0x	7.3x	26.0x	14.8x

(1)	In 2014, includes a $1.6 billion dividend received from Samsung Corning Precision Materials related to the acquisition of Samsung Corning Precision Materials.
(2)	One-third of net rent expense is the portion deemed representative of the interest factor.